May 16, 2014

FILED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Attention:  Ethan Horowitz
Branch Chief

Re:                          Avery Dennison Corporation
Form 10-K for Fiscal Year Ended December 28, 2013
Filed February 26, 2014
File No. 001-07685

Ladies and Gentlemen:

Avery Dennison Corporation (the “Company”) acknowledges receipt of the May 7, 2014 comment letter (the “Comment Letter”) from the staff of the Commission (the “Staff”) to Mitchell R. Butier, Senior Vice President and Chief Financial Officer of the Company.  The Company is in the process of compiling its responses to the Staff’s comments, and requests an extension of time to respond.  The Company intends to file its responses via EDGAR on or before Friday, June 6, 2014.

If you have any questions or concerns, please do not hesitate to contact the undersigned at (626) 304-2064.

Sincerely,

/s/ Lori J. Bondar

Lori J. Bondar
Vice President, Controller and
Chief Accounting Officer